SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)1

Cadus Pharmaceutical Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

127639102

(CUSIP Number)

Sandra Leung

Bristol-Myers Squibb Company

345 Park Avenue

New York, NY 10154

(212) 546-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(Page 1 of 11)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127639102	SCHEDULE 13D	Page 2 of 11

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Bristol-Myers Squibb Company I.R.S. Employer Identification Number 22-079-0350

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 627,500 8. Shared Voting Power 0 9. Sole Dispositive Power 627,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person CO

CUSIP No. 127639102	SCHEDULE 13D	Page 3 of 11

This Amendment No. 8 is being filed to amend Item 5 of this Schedule 13D.

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Cadus Pharmaceutical Corporation, a Delaware corporation (the “Issuer”), which has its principal executive offices at 767 Fifth Avenue, New York, NY 10153.

Item 2. Identity and Background.

This Amendment is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the “Company”). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a worldwide pharmaceutical and related health care products company.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company is set forth on Schedule A which is incorporated herein by reference.

During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In July 1994, the Issuer and the Company entered into a research collaboration, whereby the Company agreed to make an initial equity investment of $12,500,000 in the Issuer’s Series B Preferred Stock. The Company made an additional equity investment of $5,000,000 in the Issuer’s Series B Preferred Stock in September 1995 upon the Issuer achieving a research milestone. Both equity investments came out of the working capital of the Company.

CUSIP No. 127639102	SCHEDULE 13D	Page 4 of 11

On July 17, 1996, the Issuer completed an initial public offering of its Common Stock with a per share offering price of $7.00. The Company made an additional equity investment of $2,500,000, acquiring 355,000 shares of Common Stock. The purchase price for this investment came out of the working capital of the Company.

Item 4. Purpose of Transaction.

The Company acquired the Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the view to, or for resale in connection with, any distribution thereof. The Common Stock of the Issuer was initially acquired in connection with a research collaboration between the Company and the Issuer which expired in July 1999.

The Company and the Issuer are parties to a letter agreement (the “Letter Agreement”) concerning the Company’s shares of the Common Stock. Such Letter Agreement is filed as an exhibit hereto and is incorporated herein by reference. The Letter Agreement includes certain notice requirements and transfer restrictions with respect to the Company’s shares of the Common Stock. Subject to market conditions and the Letter Agreement, the Company may, in its sole discretion, sell all or a portion of its shares of Common Stock from time to time in open market transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a) To the best knowledge of the Company, as of May 30, 2003, the Company is the beneficial owner of 627,500 shares of Common Stock of the Issuer or approximately 4.8% of the Common Stock of the Issuer currently outstanding.

(b) The Company has the sole power to vote and dispose of all the shares of the Common Stock of the Issuer that it owns.

(c) Schedule B attached hereto describes the transactions in shares of Common Stock that were effected by the Company since the most recent filing on Schedule 13D.

Except as set forth in this Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its officers or directors owns any shares of Common Stock.

Except as set forth in Item 3 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the

CUSIP No. 127639102	SCHEDULE 13D	Page 5 of 11

Company, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.

(d) Not Applicable.

(e) On May 30, 2003, the Company ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The Preferred Stock Purchase Agreement, together with First Amendment thereto, filed as an exhibit hereto is incorporated herein by reference. Except as set forth in such Agreement or the Letter Agreement, neither the Company nor, to the best knowledge of the Company, any of its officers or directors have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Preferred Stock Purchase Agreement dated as of July 26, 1994 between Issuer and the Company concerning Series B Preferred Stock, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No. 10.8 to Registration Statement No. 333-4441 on Form S-1).

2.	Letter Agreement dated March 23, 1999 between the Issuer and the Company (incorporated herein by reference to Exhibit No. 2 to Amendment No. 2 to this Schedule 13D).

CUSIP No. 127639102	SCHEDULE 13D	Page 6 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 5, 2003

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ SANDRA LEUNG
Sandra Leung Corporate Secretary

CUSIP No. 127639102	SCHEDULE 13D	Page 7 of 11

SCHEDULE A

The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Except as set forth below, each of the directors and executive officers of the Company is a citizen of the United States of America. Each of the Company’s executive officer’s business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.

Directors of Bristol-Myers Squibb Company

Name and Business Address	Present Principal Occupation
Peter R. Dolan Bristol-Myers Squibb Company 345 Park Avenue New York, NY 10154	Chairman and Chief Executive Officer

Robert E. Allen AT&T Corp. Officer 180 Park Avenue Room 1E38 Florham Park, NJ 07932	Retired Chairman and Chief Executive

Lewis B. Campbell Textron Inc. 40 Westminster Street Providence, RI 02903-2596	Chairman, President and Chief Executive Officer

Vance D. Coffman Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817	Chairman and Chief Executive Officer

Ellen V. Futter American Museum of Natural History Central Park West at 79th Street New York, NY 10024	President

CUSIP No. 127639102	SCHEDULE 13D	Page 8 of 11

Name and Business Address	Present Principal Occupation
Louis V. Gerstner, Jr. IBM Corporation New Orchard Road Armonk, NY 10504	Retired Chairman and Chief Executive Officer

Laurie H. Glimcher, M.D. Harvard Medical School and Harvard School of Public Health Dept. of Immunology and Infectious Diseases 651 Huntington Avenue, FXB-2 Boston, MA 02115	Irene Heinz Given Professor of Immunology, Harvard School of Public Health and Professor of Medicine, Harvard Medical School

Leif Johansson AB Volvo SE-40508 Goteborg, Sweden Citizen of Sweden	President, AB Volvo and Chief Executive Officer, The Volvo Group

James D. Robinson III RRE Investors 126 East 56th Street, 22nd Floor New York, NY 10022	Chairman and Chief Executive Officer

Louis W. Sullivan, M.D. Morehouse School of Medicine 720 Westview Drive, S.W. Atlanta, GA 30310-1495	President Emeritus

Executive Officers of Bristol-Myers Squibb Company

Name	Present Principal Occupation
Peter R. Dolan	Chairman and Chief Executive Officer

Lamberto Andreotti Citizen of Italy	Senior Vice President and President, International

Harrison M. Bains, Jr.	Vice President, Tax & Treasury

CUSIP No. 127639102	SCHEDULE 13D	Page 9 of 11

Name	Present Principal Occupation
Stephen E. Bear	Senior Vice President, Human Resources

Andrew G. Bodnar, M.D.	Senior Vice President, Strategy and Medical & External Affairs

Andrew R. J. Bonfield Citizen of the United Kingdom	Senior Vice President and Chief Financial Officer

Wendy L. Dixon Citizen of the United Kingdom and the United States of America	Chief Marketing Officer and President, Global Marketing

Donald J. Hayden, Jr.	Executive Vice President and President, Americas

Tamar. D. Howson	Senior Vice President, Corporate and Business Development

Sandra Leung	Vice President and Corporate Secretary

John L. McGoldrick	Executive Vice President and General Counsel

Dean J. Mitchell Citizen of the United Kingdom	President, U.S. Primary Care

James B. D. Palmer, M.D. Citizen of the United Kingdom and the United States of America	Chief Scientific Officer and President, Pharmaceutical Research Institute

Elliot Sigal, M.D., Ph.D.	Senior Vice President, Global Clinical and Pharmaceutical Development

John L. Skule	Senior Vice President, Corporate and Environmental Affairs

David L. Zabor	Vice President and Controller

CUSIP No. 127639102	SCHEDULE 13D	Page 10 of 11

SCHEDULE B

Shares of Common Stock Owned

None.

Transactions in Shares of Common Stock

Sales on the open market by the Company of the Issuer’s Common Stock since the most recent filing on Schedule 13D are described below:

Date	Number of Shares	Price Per Share
04/11/03	70,000	$1.30
04/21/03	5,500	$1.25
04/28/03	7,540	$1.26
05/07/03	29,000	$1.31
05/13/03	4,000	$1.27
05/29/03	8,000	$1.27
05/30/03	55,500	$1.29

CUSIP No. 127639102	SCHEDULE 13D	Page 11 of 11

EXHIBIT INDEX

Exhibit Number	Document
1

Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus Pharmaceutical Corporation and Bristol-Myers Squibb Company, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No. 10.8 to Registration Statement No. 333-4441 on Form S-1).

2	Letter Agreement dated March 23, 1999 between the Issuer and the Company (incorporated herein by reference to Exhibit No. 2 to Amendment No. 2 to this Schedule 13D).